Exhibit 99.1

Ozon Informs about Developments at Ozon Bank

February 25, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “Ozon” or the “Company”), a leading Russian e-commerce platform, announces that on February 24, 2022 its banking subsidiary, Limited Liability Company Ozon Bank (“Ozon Bank”), was included in the Specially Designated Nationals and Blocked Persons List (the “SDN List”) by the Office of Foreign Assets Control (“OFAC”) of the U.S. Treasury Department as an entity “linked to Sovcombank Open Joint Stock Company”.

Ozon acquired 100% of share capital of Oney Bank LLC from Sovcombank Open Joint Stock Company (“Sovcombank”) on May 26, 2021 (see the Company’s press release Ozon Announces Completion Of Oney Bank LLC Acquisition for more details). As of the closing date of the deal, Oney Bank ceased to be an affiliate of the Sovcombank and thereafter was renamed into Ozon Bank. The rationale for the acquisition of the bank with minimum operations was to equip Ozon with the necessary banking license for the development of Ozon financial services products for the benefit of its customers and merchants, which is a common market practice.

Since Ozon Bank (formerly Oney Bank LLC) is no longer linked to Sovcombank Ozon intends to apply to OFAC for removal of Ozon Bank from the SDN List. Ozon can provide no assurance of the outcome and timing of the OFAC resolution on this application.

Management believes that there is no material adverse effect on our ability to conduct business based on the currently available information.

Ozon notes that there are no restrictions on the ability of U.S. persons to acquire and trade in Ozon’s securities, and non-U.S. persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon fintech and other value-added services, such as its quick commerce and online grocery solution Ozon Express. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru